SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Report on review of

interim financial information

As of June 30, 2019

(A free translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil)

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended June 30, 2019, which comprises the balance sheet as of June 30, 2019, the statements of profit or loss and comprehensive income for the three and six-month period then ended, changes in equity and cash flows for the six-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The individual and consolidated interim financial information related to the Statements of added value (DVA) for the six-month period ended June 30, 2019, prepared under the responsibility of the Company´s management, presented herein as supplementary information for IAS 34 purposes, have been subject to review procedures jointly performed with the review of the Company´s interim financial information - ITR. In order to form our conclusion, we assessed whether those statements are reconciled with the interim financial information and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Statements of added value. Based on our review, nothing has come to our attention that causes us to believe that the statements of added value referred to above were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

Restatement of individual and consolidated interim financial information for the period ended on June 30, 2019

On August 7, 2019, we issued a unmodified review report on individual and consolidated interim financial information for the six-month period ended on June 30, 2019, which has been restated to reflect the matters described on the explanatory note 2.4 - Restatement of interim financial statements for the period ended June 30, 2019. Consequently, our conclusion replaces the previous conclusion issued.

São Paulo, October 22, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

3

Braskem S.A.

Condensed Quarterly Information (ITR) at

June 30, 2019

and Independent Auditors’ Review Report

Braskem S.A.

Balance sheet

at June 30, 2019

All amounts in thousands of reais

Assets	Note	Consolidated Jun/2019	Consolidated Dec/2018	Parent company Jun/2019	Parent company Dec/2018
	2.4	Restated		Restated	
Current assets					
Cash and cash equivalents	3	5,788,353	5,547,637	2,302,519	2,016,724
Financial investments	4	679,386	2,357,613	609,484	2,297,566
Trade accounts receivable	5	2,588,031	3,075,218	2,462,187	1,766,418
Inventories	6	8,267,672	8,486,577	5,993,704	6,042,679
Taxes recoverable	8	1,351,954	423,188	1,158,267	240,905
Income tax and social contribution		430,370	773,952	342,369	306,082
Dividends and interest on capital	7		890		890
Prepaid expenses		199,547	239,500	146,675	168,271
Related parties	7(b)			33,242	38,044
Derivatives	18.2.1	25,895	27,714	19,310	6,715
Other receivables		677,420	451,578	311,948	161,337
		20,008,628	**21,383,867**	**13,379,705**	**13,045,631**
Non-current assets					
Financial investments	4	10,502	9,998		
Trade accounts receivable	5	11,884	17,785	11,884	244,080
Advances to suppliers	6	23,860	31,394	23,860	31,394
Taxes recoverable	8	2,330,790	1,369,188	2,330,559	1,368,033
Income tax and social contribution		233,902	241,788	233,902	241,788
Deferred income tax and social contribution	20(b)	1,066,893	1,104,158		
Judicial deposits	22.2(b)	3,951,643	169,536	3,940,674	158,612
Related parties	7(b)			1,020	19,481
Insurance claims		52,043	63,054	52,043	63,054
Derivatives	18.2.1	16,536	46,664	16,504	
Other receivables		208,965	189,724	157,420	143,864
Investments	9	64,661	65,954	9,949,376	8,762,057
Property, plant and equipment	10	30,874,662	31,759,890	15,031,625	15,950,334
Intangible assets	11	2,727,869	2,740,982	2,502,118	2,509,778
Right of use of assets	12	2,219,666		1,460,876	
		43,793,876	**37,810,115**	**35,711,861**	**29,492,475**
Total assets		**63,802,504**	**59,193,982**	**49,091,566**	**42,538,106**

The notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet

at June 30, 2019

All amounts in thousands of reais                                                                                                                                                                                                                     Continued

Liabilities and shareholders' equity	Note	Consolidated Jun/2019	Consolidated Dec/2018	Parent company Jun/2019	Parent company Dec/2018
	2.4	Restated		Restated	
Current liabilities					
Trade payables	13	9,114,881	8,341,252	8,238,070	8,259,259
Borrowings	14	2,728,265	737,436	705,909	128,132
Braskem Idesa borrowings	15	9,923,051	10,504,592		
Debenture	16	34,105	27,732		
Derivatives	18.2.1	40,067	70,305	38,281	70,198
Payroll and related charges		509,542	645,396	390,875	485,800
Taxes payable	19	431,068	432,005	391,954	392,573
Income tax and social contribution		4,825	419,320	15,901	31,429
Dividends		671,309	672,395	671,239	672,294
Advances from customers		252,020	153,264	204,420	133,002
Leniency agreement	22.3	350,649	288,123	350,649	230,356
Sundry provisions	21	118,743	191,536	80,358	137,424
Accounts payable to related parties	7(b)			649,118	613,085
Other payables		601,308	623,007	173,361	154,885
Financing from customers	23	250,000		250,000	
Lease	17	293,060	9,767	226,546	625
		25,322,893	**23,116,130**	**12,386,681**	**11,309,062**
Non-current liabilities					
Trade payables	13	5,183	273,264	5,183	273,264
Borrowings	14	22,670,540	24,160,720	2,348,903	2,148,993
Debenture	16	251,954	266,777		
Derivatives	18.2.1	126,697	161,694	103,395	161,694
Taxes payable	19	105,918	85,904	105,804	85,136
Accounts payable to related parties	7(b)			21,282,038	19,200,324
Loan from non-controlling shareholders of Braskem Idesa		2,214,388	2,183,830		
Deferred income tax and social contribution	20(b)	705,855	324,908	430,530	56,395
Post-employment benefits		207,317	206,373	90,679	90,679
Financing from customers	23	249,999		249,999	
Provision for losses on subsidiaries				59,369	99,918
Contingencies	22.1	977,676	965,317	967,829	954,538
Leniency agreement	22.3	1,339,787	1,154,879	1,339,787	1,154,879
Sundry provisions	21	234,768	233,006	208,796	207,907
Other payables		113,709	59,145	63,123	6,007
Lease	17	1,713,699	90,790	1,021,498	1,665
		30,917,490	**30,166,607**	**28,276,933**	**24,441,399**
Shareholders' equity	24				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		4,673,220	4,673,220	4,673,220	4,673,220
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(5,009,831)	(5,623,020)	(5,009,831)	(5,623,020)
Treasury shares		(49,681)	(49,819)	(49,681)	(49,819)
Accumulated profits		1,026,980		1,026,980	
Total attributable to the Company's shareholders		8,427,952	6,787,645	8,427,952	6,787,645
Non-controlling interest in subsidiaries		(865,831)	(876,400)		
		7,562,121	**5,911,245**	**8,427,952**	**6,787,645**
Total liabilities and shareholders' equity		**63,802,504**	**59,193,982**	**49,091,566**	**42,538,106**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of income for the periods of three months and six months ended at June 30, 2019

All amounts in thousands of reais, except earnings or loss per share

Note	2Q2019	YTD2019	2Q2018	Consolidated YTD2018
	2.4	Restated	Restated		
Net revenue	26	**13,337,303**	**26,315,256**	**13,786,228**	**26,815,028**
Cost of products sold	29	(11,674,982)	(22,891,325)	(10,503,537)	(20,830,669)
		1,662,321	**3,423,931**	**3,282,691**	**5,984,359**
Income (expenses)					
Selling and distribution	29	(436,479)	(867,557)	(386,518)	(760,515)
(Loss) reversals for impairment of trade accounts receivable	29	15,873	(638)	87,724	94,203
General and administrative	29	(500,177)	(878,969)	(381,579)	(690,409)
Research and development	29	(52,385)	(101,361)	(46,750)	(85,676)
Results from equity investments	9(c)	2,923	(455)	(1,513)	(1,471)
Other income	27	225,428	2,089,821	134,354	225,747
Other expenses	27	(74,578)	(706,776)	(251,860)	(415,652)
		842,926	**2,957,996**	**2,436,549**	**4,350,586**
Financial results	28				
Financial expenses		(896,209)	(1,795,546)	(757,130)	(1,428,075)
Financial income		226,167	451,938	151,822	255,787
Exchange rate variations, net		(248,834)	(498,048)	(1,536,379)	(1,456,394)
		(918,876)	**(1,841,656)**	**(2,141,687)**	**(2,628,682)**
Profit (loss) before income tax and social contribution		**(75,950)**	**1,116,340**	**294,862**	**1,721,904**
Current and deferred income tax and social contribution	20(a)	133,359	(141,759)	197,784	(78,236)
Profit for the period		**57,409**	**974,581**	**492,646**	**1,643,668**
Attributable to:					
Company's shareholders		83,885	1,012,137	547,253	1,600,844
Non-controlling interest in subsidiaries		(26,476)	(37,556)	(54,607)	42,824
Profit for the period		**57,409**	**974,581**	**492,646**	**1,643,668**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of income for the periods of three months and six months ended at June 30, 2019

All amounts in thousands of reais, except earnings or loss per share

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income for the periods of three months and six months ended at June 30, 2019

All amounts in thousands of reais, except earnings or loss per share

Note	2Q2019 Restated	YTD2019 Restated	2Q2018	Consolidated YTD2018
	2.4				
Profit for the period		**57,409**	**974,581**	**492,646**	**1,643,668**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		26,413	68,926	(291,904)	(231,905)
Income tax and social contribution - cash flow hedge		(10,458)	(25,632)	99,859	82,247
Fair value of cash flow hedge from jointly-controlled		(2,647)	(2,370)	1,861	2,547
		13,308	40,924	(190,184)	(147,111)
Exchange variation of foreign sales hedge		374,539	230,314	(2,952,710)	(3,040,403)
Sales Hedge - transfer to profit or loss	18.3(a.i)	349,122	610,587	265,759	513,112
Income tax and social contribution on exchange variation	18.3(a.i)	(246,045)	(285,906)	913,563	859,279
Exchange variation of foreign sales hedge - Braskem Idesa		111,706	271,651	(807,076)	(112,966)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	63,995	124,806	59,371	106,305
Income tax on exchange variation - Braskem Idesa	18.3(a.ii)	(52,710)	(118,937)	224,311	1,998
		600,607	832,515	(2,296,782)	(1,672,675)
Foreign subsidiaries currency translation adjustment		(207,174)	(199,750)	1,004,884	834,289
Total		**406,741**	**673,689**	**(1,482,082)**	**(985,497)**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		3,461	5,622		1,590
Total comprehensive income for the period		**467,611**	**1,653,892**	**(989,436)**	**659,761**
Attributable to:					
Company's shareholders		460,459	1,640,796	(740,543)	731,932
Non-controlling interest in subsidiaries		7,152	13,096	(248,893)	(72,171)
Total comprehensive income for the period		**467,611**	**1,653,892**	**(989,436)**	**659,761**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income for the periods of three months and six months ended at June 30, 2019

All amounts in thousands of reais, except earnings or loss per share

Note	2Q2019 Restated	YTD2019 Restated	2Q2018	Parent company YTD2018
	2.4				
Profit for the period		**83,885**	**1,012,137**	**547,253**	**1,600,844**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		63,352	123,847	(307,180)	(316,880)
Income tax and social contribution - cash flow hedge		(21,540)	(42,108)	104,441	107,739
Fair value of cash flow hedge - Braskem Idesa		(27,704)	(41,191)	11,457	63,731
Income tax and social contribution cash flow hedge - Braskem Idesa		8,311	12,357	(3,437)	(19,119)
Fair value of cash flow hedge from jointly-controlled		(2,647)	(2,370)	1,860	2,546
		19,772	50,535	(192,859)	(161,983)
Exchange variation of foreign sales hedge		374,539	230,314	(2,952,710)	(3,040,403)
Sales Hedge - transfer to profit or loss	18.3(a.i)	349,122	610,587	265,759	513,112
Income tax and social contribution on exchange variation	18.3(a.i)	(246,045)	(285,906)	913,563	859,279
Exchange variation of foreign sales hedge - Braskem Idesa		83,779	203,738	(605,307)	(84,724)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	47,997	93,605	44,529	79,729
Income tax on exchange variation - Braskem Idesa	18.3(a.ii)	(39,533)	(89,203)	168,234	1,499
		569,859	763,135	(2,165,932)	(1,671,508)
Foreign subsidiaries currency translation adjustment		(216,475)	(190,549)	1,070,995	962,989
Total		**373,156**	**623,121**	**(1,287,796)**	**(870,502)**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		3,418	5,538		1,590
Total comprehensive income for the period		**460,459**	**1,640,796**	**(740,543)**	**731,932**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

Parent company and Consolidated												
	Parent company											Consolidated	
	Attributed to shareholders' interest												
			Revenue reserves										
	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity
At December 31, 2017	**8,043,222**	**232,430**	**434,142**	**71,745**	**1,940,011**	**1,500,000**	**(488,388)**	**(5,165,492)**	**(49,819)**		**6,517,851**	**(827,501)**	**5,690,350**
Comprehensive income for the period:													
Profit for the period										1,600,844	1,600,844	42,824	1,643,668
Exchange variation of foreign sales hedge, net of taxes								(1,671,509)			(1,671,509)	(1,166)	(1,672,675)
Fair value of cash flow hedge, net of taxes								(161,982)			(161,982)	14,871	(147,111)
Foreign subsidiaries currency translation adjustment								962,989			962,989	(128,700)	834,289
								(870,502)		1,600,844	730,342	(72,171)	658,171
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,358)		13,358			
Realization of deemed cost of jointly-controlled investment, net of taxes								(481)		481			
Fair value adjustments of trade accounts receivable								111			111		111
Long term incentive plan, net of taxes								1,590			1,590		1,590
Fair value adjustments of trade accounts receivable								(690)			(690)		(690)
								(12,828)		13,839	1,011		1,011
Contributions and distributions to shareholders:													
Prescribed dividend										460	460		460
Additional dividends of subsidiaries						(1,500,000)				(74)	(1,500,074)	(1,396)	(1,501,470)
						(1,500,000)				386	(1,499,614)	(1,396)	(1,501,010)
At June 30, 2018	**8,043,222**	**232,430**	**434,142**	**71,745**	**1,940,011**		**(488,388)**	**(6,048,822)**	**(49,819)**	**1,615,069**	**5,749,590**	**(901,068)**	**4,848,522**
At December 31, 2018	**8,043,222**	**232,430**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,623,020)**	**(49,819)**		**6,787,645**	**(876,400)**	**5,911,245**
Comprehensive income for the period:													
Profit for the period - restated										1,012,137	1,012,137	(37,556)	974,581
Exchange variation of foreign sales hedge, net of taxes								763,135			763,135	69,380	832,515
Fair value of cash flow hedge, net of taxes								50,535			50,535	(9,611)	40,924
Foreign currency translation adjustment								(190,549)			(190,549)	(9,201)	(199,750)
								623,121		1,012,137	1,635,258	13,012	1,648,270
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,358)		13,358			
Realization of deemed cost of jointly-controlled investment, net of taxes								(481)		481			
Actuarial loss with post-employment benefits, net of taxes								(41)			(41)		(41)
Long term incentive plan, net of taxes								5,538			5,538	84	5,622
Fair value adjustments of trade accounts receivable								28			28		28
Exchange variation in hyperinflationary economy, net of taxes								(1,618)			(1,618)		(1,618)
								(9,932)		13,839	3,907	84	3,991
Contributions to shareholders:													
Incentive long term plan payments with treasury shares									138		138		138
Prescribed dividend										1,004	1,004		1,004
Additional dividends of subsidiary												(2,498)	(2,498)
Loss on interest in subsidiary												(29)	(29)
									138	1,004	1,142	(2,527)	(1,385)
At June 30, 2019 (restated)	**8,043,222**	**232,430**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,009,831)**	**(49,681)**	**1,026,980**	**8,427,952**	**(865,831)**	**7,562,121**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at June 30, 2019

All amounts in thousands of reais

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at June 30, 2019

All amounts in thousands of reais

The notes are an integral part of the financial statements.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

1.               Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)             As per the Material Fact notice dated June 15, 2018, Braskem was informed by Odebrecht S.A. of the start of negotiations with LyondellBasell, a publicly held corporation based in Rotterdam, for a potential transaction involving the transfer to LyondellBasell of all shares held by Odebrecht S.A. in the capital stock of Braskem. Said negotiations were ended on June 4, 2019, without the change of shareholding control, as per the Material Fact notice disclosed on the same date.

(b)            As a result of the public-interest civil action mentioned in Note 22.2 (b), on May 9, 2019, Braskem disclosed the Material Fact that has started suspending salt extraction and, consequently, the operations of the chlor-alkali and dichloroethane plants located in the district of Pontal da Barra in Maceió, Alagoas.

2.               Accounting policies

Except for the changes stemming from the adoption of the new standards (Note 2.3), the accounting policies of the prior year were applied consistently in the preparation of this quarterly information.

2.1            Basis of preparation and presentation of quarterly information

This Quarterly Information includes the period ended June 30, 2019 and should be read together with the financial statements of Braskem as of December 31, 2018, prepared and presented (i) in the consolidated, in accordance with the pronouncement CPC 21 (R1), issued by the Brazilian Accounting Pronouncements Committee (CPC), and, in accordance with the pronouncement IAS 34 – Interim Financial Information, issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with pronouncement CPC 21 (R1) and in compliance with Federal Law 6,404/76, as amended.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2018 financial statements.

The issue of these financial statements was authorized by the Executive Board on October 22, 2019.

2.1.1        Consolidated and individual quarterly information

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

(a)             Consolidation

The consolidated quarterly information comprises the financial statements of the Parent Company and the following entities:

Total and voting interest - %	
	Headquarters	Jun/2019	Dec/2018
Direct and Indirect subsidiaries			
BM Insurance Company Limited ("BM Insurance")	Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")	EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")	Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")	Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	Brazil	63.68	63.66
Distribuidora de Água Camaçari S.A. ("DAC")	Brazil	63.68	63.66
Lantana Trading Co. Inc. ("Lantana")	Bahamas	100.00	100.00
Special Purpose Entity ("SPE")			
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	Brazil	100.00	100.00

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

2.2            Foreign and functional currency

(a)        Functional and presentation currency

The functional and presentation currency of the Parent Company is the real.

(b)             Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Parent Company, as follows:

(c)             Exchange variation effects

The effects from exchange variation on transactions of the Company result mainly from the variation in the rates of the following currencies:

2.3            Changes in accounting policies

(a)             IFRS 16 / CPC 06 (R2) – Leases

For the transition, the Company used the modified retrospective approach, i.e., it applied the requirements of the lease standard to all existing agreements on the initial adoption date, i.e. January 1, 2019. Therefore, the information and balances were not restated for comparison purposes.

As from the date of first-time adoption (January 1, 2019), leases have been recognized as right-of-use asset and a corresponding liability on the date the leased asset becomes available to the Company. Each payment is allocated between the lease liability and financial cost. The financial cost of the lease liability is registered in profit or loss during the performance of the agreement, using a constant interest rate on the remaining balance of liabilities. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier period between the useful life of the right-of-use asset or the enforceable term of the agreement. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

By determining the enforceable term of the lease, the management considers all facts and circumstances that create an economic incentive to exercising the extension option or not exercising the option of early termination.

Upon adopting IFRS 16 / CPC 06 (R2), the Company recognized the lease liabilities for agreements previously classified as "operational leases," in accordance with IAS 17 / CPC 06 (R1). Until the financial statements of 2018, the payments of these leases, net of any incentives received from the lessor, were recognized in the profit or loss of the agreement period.

For leases previously classified as “financial leases,” the Company recognized lease assets and liabilities considering the amount immediately prior to the date of first-time adoption.

On the date of first-time adoption, assets and liabilities deriving from lease agreements were measured at their present value, considering the payments remaining for each agreement, using the incremental borrowing rate on January 1, 2019. The weighted average incremental rate applied on the date of first-time adoption was 6.25% p.a. The lease liabilities consider the net present value of the following lease payments:

•          Fixed payments, net of any incentive received;

•          Variable payments based on rates or indexes;

•          Expected amounts payable by the lessee for the guaranteed residual amount;

•          Exercise price under the purchase option; if it is reasonably certain that the lessee will exercise such option; and

•          Payments of fines for termination of the lease agreement if the contractual terms reflect lessee's exercise option.

Right-of-use assets were measured by the same value of the lease liabilities, adjusted for any amount of early payments and provisions for lease payments related to the agreement recognized on January 1, 2019. There were no onerous lease agreements that required adjustment at the right-of-use asset on the date of first-time adoption.

Upon first-time adoption of the rule, the Company used the following practical expedients provided for in IFRS 16 / CPC 06 (R2):

•        Did not revaluate whether the contract is or contains any lease on the initial adoption date. Instead, the Company applied the rule to agreements that have been previously identified as leases;

•        Opted not to separate non-lease components from lease components, considering them, therefore, as a single lease component;

•        Did not record contracts which, on the date of first-time adoption, will end within 12 months;

•        Did not record low-value agreements (R$30 for companies in Brazil or US$ 10 for subsidiaries abroad), in accordance with the policy defined by the Management;

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

•        Excluded the initial costs with measuring the asset from the right of use on the initial adoption date;

•        Used hindsight, such as determining the term of the lease, if the contract contains options to postpone or terminate the lease, among others; and

•        Applied a single discount rate to the lease portfolio with reasonably similar characteristics (such as leases with similar remaining lease terms, for a similar class of underlying asset in a similar economic environment and similar financing currencies – “portfolios”).

(b)             IFRIC 23 – Uncertainty on Income Tax Treatment (ICPC 22 – Uncertainty on Income Tax Treatments)

The new interpretation establishes requirements for recognition and measurement in situations where the Company has determined, during the process of calculating taxes on net income (income tax and social contribution), the use of tax treatments that could be construed as uncertain and, therefore, could be questioned by the tax authorities.

The Company concluded its analyses of the adoption of this standard and did not identify impacts on the quarterly information.

2.4       Restatement of interim financial statements for the period ended June 30, 2019

Correction of errors in the interim financial statements

The individual and consolidated interim financial statements for the period ended June 30, 2019, originally issued on August 7, 2019, are being restated.

In 2019, with the execution of the Leniency Agreement with the Office of the Federal Controller General (“CGU”) and the General Counsel for the Federal Government (“AGU”) (Note 22.3), and based on Brazilian tax laws that enable tax deduction on amounts paid as indemnification and on the legal opinion of its external advisors, Braskem S.A. considered the Leniency Agreement with CGU and AGU allocated to reparation to the victims to taxes deductions. The new Leniency Agreement with CGU and AGU had the consent of the Federal Prosecution Office (“MPF”) ratified by the Federal Courts, in order to consider the amounts already paid in the  leniency Agreement signed by the Company with MPF in 2016.

Simultaneously with the 2016 Leniency Agreement with MPF, the Company signed a plea agreement with the U.S. Department of Justice (DoJ), that prohibits the Company from taking tax deductions with regards to the Total Criminal Penalty, against which a credit has been recognized due to the payments made in Brazil under the Leniency Agreement with MPF. Based on its assessment and of its external advisors, the Company previously considered that the Leniency Agreement with CGU and AGU enabled to take tax deduction on the amounts allocated to reparation of the victims, without breaching the clauses of the plea agreement.

However, after further analyses, discussions with external advisors who participated in negotiations with DoJ and their review of the communications with DoJ during the negotiations of the plea agreement in 2016, the Company determined its 2016 plea agreement with the DoJ resulted in the payments under new Leniency Agreement being nondeductible for tax purposes, in the amount of R$1.4 billion. The Company believes that it is highly unlikely that DoJ would pursue further prosecution for breach of the Plea Agreement for the initial decision to take the full tax deduction in the period ended June 30, 2019.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

The following table shows the effects of the correction:

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

3                 Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2018 annual financial statements of the Company, in Note 5.

(i)        On June 30, 2019, cash includes R$659,279 and cash equivalents R$385,514 (R$963,357 on December 31, 2018) held by subsidiary Braskem Idesa, which cannot be used by other Group entities.

4                 Financial investments

The information on financial investments was presented in the 2018 annual financial statements of the Company, in Note 6.

(i)    Refers to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have original maturity above three months, immediate liquidity on the secondary market and Management expects them to be realized in the short term.

(ii)  Restricted funds represent bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”), and their use is related to the fulfillment of the contractual obligations of the debentures.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

5                 Trade accounts receivable

The information on trade accounts receivable was presented in the 2018 annual financial statements of the Company, in Note 7.

The following table shows the Company’s expected credit loss:

See further details on stages of the table above in Note 7(i) of the 2018 annual financial statements.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

6                 Inventories

The information on inventories was presented in the 2018 annual financial statements of the Company, in Note 8.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

7                 Related parties

The information concerning related parties was presented in the 2018 annual financial statements of the Company, in Note 9.

(a)             Consolidated

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)            Parent Company

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

Balances at December 31, 2018

Balance sheet	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Inc.	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										1,323,799	1,323,799
Financial investments										2,247,271	2,247,271
Trade accounts receivable				25,053	105,483	27,670		20,119			178,325
Inventories							8,665	30,193			38,858
Dividends and interest on capital									890		890
Related parties	193	1,143		26,524	1	10,183					38,044
Non-current											
Trade accounts receivable		245,765									245,765
Related parties											
Loan agreements	18,449					1,032					19,481
Total assets	**18,642**	**246,908**		**51,577**	**105,484**	**38,885**	**8,665**	**50,312**	**890**	**3,571,070**	**4,092,433**
Liabilities											
Current											
Trade payables		6,847,872				24,484	14,759	160,324			7,047,439
Accounts payable to related parties											
Advance to export			585,873	10,739							596,612
Other payables	14,879	35		445		1,114					16,473
Other		20,612					2,841	484			23,937
Non-current											
Accounts payable to related parties											
Advance to export			18,878,716	321,608							19,200,324
Total liabilities	**14,879**	**6,868,519**	**19,464,589**	**332,792**		**25,598**	**17,600**	**160,808**			**26,884,785**

Six-month period ended june 30, 2018

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		1,656,981		110,268	183,206	374,393		579,159			2,904,007
Purchases of raw materials, finished products services and utilities		6,018,599		309		81,970	166,605	6,283,603			12,551,086
Financial income (expenses), net	770	(2,352,073)	(1,473,533)	(163,522)	21,658	8,577	1,493	(47)		105,939	(3,850,738)
Other income							9,966				9,966
General and administrative expenses - Odeprev									15,368		15,368

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(c)             Agreements executed and/or renewed with related companies

In the period ended June 30, 2019, the Company engaged in the following transactions with related parties:

(i)       Sales of gasoline to Refinaria de Petróleo Riograndense S.A. (“RPR”) are made based on monthly negotiations. Sales in the period amounted to R$128,296 (R$103,413 on June 30, 2018).

(ii)     Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$492,123 (R$542,791 on June 30, 2018).

(iii)   In January 2019, the Company entered into an amendment to the agreement executed in December 2017 with Agro Energia Santa Luzia S.A. - USL, Usina Conquista do Pontal S.A. - UCP, Atvos Agroindustrial S.A. and Brenco Companhia Brasileira de Energia Renovável for the purchase of raw materials for future delivery between January and March 2019. This amendment provided for an advance of R$100,413 which, on June 30, 2019, had a remaining balance of R$1,997.

(d)             Key management personnel

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

8                 Taxes recoverable

The information on taxes recoverable was presented in the 2018 annual financial statements of the Company, in Note 10.

(a)             Recovery of Federal Tax Credits

During this half-year period, the courts issued final and unappealable decisions on the lawsuit brought by Braskem S.A. and on lawsuits brought by its subsidiaries that order the exclusion of ICMS tax from the calculation base of PIS/COFINS taxes and that the longer period be retroactive to 1991. The effects of these decisions were assessed by the Company, which recognized in the first half of 2019 the amount of R$2,038,938 related to PIS and COFINS taxes, of which R$1,850,965 was recorded under “Other operating income (expenses)” and R$187,973 under “Financial income.” The amount of R$960,000 is classified in current assets.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

9                 Investments

The information related to investments was presented in the Company’s 2018 annual financial statements, in Note 11.

(a)             Information on investments

Interest in total and voting capital (%)	Adjusted net profit (loss) for the period		Adjusted equity	
	Direct and indirect	Jun/2019	Jun/2018	Jun/2019	Dec/2018
Subsidiaries					
BM Insurance	100.00	2,426		3,338	1,082
Braskem Alemanha	100.00	387,354	717,501	6,478,909	6,165,186
Braskem America	100.00	320,152	651,042	5,882,105	5,626,416
Braskem America Finance	100.00	415	1,097	(4,280)	(4,707)
Braskem Argentina	100.00	7,217	(15,031)	6,408	23,713
Braskem Chile	100.00	2,524	2,153	23,981	20,764
Braskem Holanda	100.00	1,145,378	1,478,060	9,030,890	7,853,313
Braskem Holanda Finance	100.00	49	(1,912)	(10,122)	(10,232)
Braskem Holanda Inc	100.00	1,256	1,980	9,374	8,210
Braskem Finance	100.00	40,538	(36,014)	(58,378)	(98,916)
Braskem Idesa	75.00	(175,845)	138,798	(3,796,473)	(3,829,092)
Braskem Idesa Serviços	75.00	(1,060)	117	24,052	24,793
Braskem Inc.	100.00	(3,171)	1,159	193,968	197,139
Braskem México	100.00	(495)	5,602	224,191	222,265
Braskem México Sofom	100.00	(25,507)	(3,055)	29,335	51,590
Braskem México Serviços	100.00	(59)	(1,615)	49	105
Cetrel	63.68	17,642	22,357	229,411	222,678
DAC	63.68	14,343	12,027	102,900	94,584
Lantana	100.00	11	(147)	(1,029)	(1,040)
Jointly-controlled investment					
RPR	33.20	119	3,352	88,976	99,672
Associate					
Borealis	20.00	13,439	(786)	174,912	163,884

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Changes in investments – Parent Company

(c)             Results from equity investments

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(d)             Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial information of the subsidiary in which there is interest held by non-controlling shareholder with material effects in the Company’s consolidated statements.

(i)        Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)      Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)     Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)     Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(v)      Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

10              Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2018 annual financial statements, in Note 12.

Capitalized charges in the six-month period ended June 30, 2019 was R$90,680 in Consolidated and R$34,382 in Parent company (for the period ended June 30, 2018 was R$75,071 in Consolidated and R$39,797 in the Parent company).

Property, plant and equipment impairment analysis

With the suspension of operations informed in Note 1 (c), Braskem conducted the Vinyls segment impairment test, represented by the assets of the PVC and chlorine soda plants located in Alagoas and Bahia. This test indicated that there is no need for a provision for impairment.

The assumptions adopted to determine the discounted cash flow include five-year cash flow with business-based basis, the post-tax discount rate of 11.72% p.a. and the inflation rate considered for perpetuity was 3.6%.

In addition to the test performed with the above assumptions, a sensitivity analysis was performed, with changes in the “discount rate” and “growth rate for perpetuity” variables, which also indicated that there is no need to record a provision. This sensitivity analysis considered two scenarios, (i) + 0.5% at the discount rate; and (ii) -0.5% in the perpetuity growth rate.

There were no significant events or circumstances that indicate the need for impairment testing on the property, plant and equipment of the other CGUs and/or operating segments of the Company.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

11              Intangible assets

The information on intangible assets was presented in the 2018 annual financial statements of the Company, in Note 13.

The amortization in the six-month period ended June 30, 2019 was R$29,668 in Consolidated and R$21,935 in the Parent company (for the period ended June 30, 2018 was R$45,224 in Consolidated and R$22,947 in the Parent company).

12              Right-of-use assets

The Company leases various offices, freight cars, vessels, equipment and vehicles. They are negotiated individually and contain various terms and conditions.

Lease payments are discounted using the implicit contract rate. If such rate cannot be determined, the incremental borrowing rate of the Company is applied, which corresponds to the rate the Company would pay if a loan was taken out, with similar term and guarantee, for the acquisition of a similar asset under similar economic scenario and conditions.

The right-of-use asset is measured at a cost composed by:

•      Amount initially measured for the lease liabilities;

•      Any payment made until the start of the lease, net of any incentive received;

•      Any initial direct cost; and

•      Restoration costs.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

The right-of-use asset recognized on the date of application derives from the following types of assets:

(i)    Includes the balances of agreements classified as of December 31, 2018 as financial leases that previously were recognized as “Property, plant and equipment,” in the amounts of R$97,995 in the consolidated and R$2,303 in the Parent Company.

The depreciation, additions and write-offs related to right of use of assets, in the six-month period ended June 30, 2019, amounted to consolidated R$178,390 (Parent company R$111,708), consolidated R$618,985 (Parent company R$607,025) and consolidated R$126,712 (Parent company R$126,712), respectively.

Expenses with short-term leases recognized in the six-month period ended June 30, 2019 amounted to consolidated R$44,738 (Parent company R$43,117).

To optimize lease costs during the term of the agreement, the Company should provide guaranteed residual amounts for the leased asset. In the case of certain lease agreements for freight cars that were classified as of December 31, 2018 as financial lease, the Company guaranteed any difference between the contractual payment flow and the fair value of these assets upon expiration of the enforceable term, limited to R$48,129 (US$12,559).

13              Suppliers

(i)        Considers R$6.2 billion (2018 - R$5.6 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

14              Borrowings

The information on borrowings was presented in the 2018 annual financial statements of the Company, in Note 15.

(a)             Borrowings

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

(c)             Guarantees

Braskem gave collateral for part of its borrowings as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

15              Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2018 annual financial statements in Note 16.

In keeping with the Company’s Financial Policy, the investment in the petrochemical complex Braskem Idesa was financed under a Project Finance structure, in which the construction loan must be repaid using exclusively the cash generated by Braskem Idesa, with limited guarantees pledged by shareholders. This financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa. In addition, these borrowings include various contractual obligations (covenants) that are typical of contracts of this nature.

On the reporting date of the quarterly financial statements of June 30, 2019, the breach of some non-financial contractual obligations remained. As a result, the reclassification to current liabilities of the entire balance of the non-current portion of the loan outstanding, in the amount of R$8,934,964, was maintained, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors has requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

As described in note 31(d), on October 9, 2019, Braskem Idesa obtained the waiver for such breaches with its creditors, therefore the long term debt will be reclassified from current liabilities back to non-current liabilities, in the next annual financial statements.

16              Debentures

The information related to debentures was presented in the 2018 annual financial statements of the Company, in Note 17. The debentures were issued by the subsidiaries Cetrel and DAC.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(a)             Payment schedule

The maturity profile of the long-term debentures is as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Guarantees

The issuers entered into agreements for the fiduciary assignment of receivables, with the maintenance of restricted accounts, to cover debt service for up to three months of the installments due, in accordance with the assignment agreements.

17              Reconciliation of changes in borrowings in the statement of cash flow

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

18              Financial instruments

The information related to financial instruments was presented in the 2018 financial statements of the Company, in Note 19.

18.1         Non-derivative financial instruments and leniency agreement (Note 22.3) – consolidated

Note	Classification by category	Fair value hierarchy	Book value		Fair value	
				Jun/2019	Dec/2018	Jun/2019	Dec/2018
Cash and cash equivalents	3						
Cash and banks		Amortized cost		3,268,856	2,228,964	3,268,856	2,228,964
Financial investments in Brazil		Fair value through profit or loss	Level 2	1,476,172	1,754,561	1,476,172	1,754,561
Financial investments abroad		Fair value through profit or loss	Level 2	1,043,325	1,564,112	1,043,325	1,564,112
				5,788,353	**5,547,637**	**5,788,353**	**5,547,637**
Financial investments	4						
LFT's and LF's		Fair value through profit or loss	Level 2	571,539	2,247,272	571,539	2,247,272
Time deposit investments		Amortized cost	Level 2	36,916	49,630	36,916	49,630
Other		Fair value through profit or loss	Level 2	81,433	70,709	81,433	70,709
				689,888	**2,367,611**	**689,888**	**2,367,611**
Trade accounts receivable	5	Amortized cost		**2,553,696**	**3,045,463**	**2,553,696**	**3,045,463**
Trade accounts receivable	5	Fair value through profit or loss	Level 2	**46,219**	**47,540**	**46,219**	**47,540**
Trade payables	13	Amortized cost		**9,120,064**	**8,614,516**	**9,120,064**	**8,614,516**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	21,689,469	21,930,575	23,323,039	22,028,040
Foreign currency - other borrowings			Level 2	3,067,724	2,578,147	2,825,138	2,277,069
Local currency			Level 2	954,791	736,388	741,795	598,926
				25,711,984	**25,245,110**	**26,889,972**	**24,904,035**
Braskem Idesa borrowings	15	Amortized cost	Level 2	**10,004,548**	**10,594,117**	**9,085,369**	**9,367,878**
Debentures	16	Amortized cost	Level 2	**286,059**	**294,509**	**284,349**	**239,976**
Loan from non-controlling shareholder of Braskem Idesa		Amortized cost		**2,214,388**	**2,183,830**	**2,214,388**	**2,183,830**
Leniency agreement	22.3	Amortized cost		**1,690,436**	**1,443,002**	**1,690,436**	**1,443,002**
Financing from customers	23			**499,999**		**499,999**

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

18.2         Derivative financial instruments

18.2.1     Changes

(a)        Operations designated for hedge accounting

(a.i)      U.S. dollar Call and Put Options

On June 30, 2019, Braskem held a total notional amount of put options of US$2.2 billion, with an average strike price of 3.48 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$1.6 billion, with an average strike price of R$4.75. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii)     Dollar Swap

To remain aligned with its risk management strategy, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 30, 2019. These operations were designated as cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the realization of one of the objects.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(a.iii)    Hedge operations by the subsidiary Braskem Idesa related to the Project Finance

Interest rate swap linked to Libor

Braskem Idesa contracted swap operations to offset part of the variation in Libor arising from the borrowings mentioned in Note 15. The hedge operation shares the same guarantees as the Project Finance.

18.3         Non-derivative liabilities designated for export hedge accounting

(a.i)      Future exports in U.S. dollars

On June 30, 2019, exports that were designated, not yet realized and not discontinued are shown below:

The following table provides the changes in in financial instruments designated for this hedge in the period.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

On June 30, 2019, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

The realizations expected for the subsequent quarters of fiscal year 2019 will occur through payments of financial instruments in conformity with the exports made, with the exchange variation recorded in “Other comprehensive income” reclassified to the financial result. For all quarters of the year, realizations will be made at the discounted cash flow rate. The quarterly schedule of the exports that are the object of hedge occurring in the subsequent quarters of 2019 is as follows:

The changes in foreign exchange variation and Income Tax and Social Contribution under item “Other comprehensive income (expenses)” of this hedge are as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(a.ii)     Liabilities related to the Project Finance of future sales in U.S. dollar

On June 30, 2019, sales designated and not yet realized are as follows:

The following table shows the changes in financial instruments designated for these hedge operations in the period:

On June 30, 2019, the maturities of financial liabilities designated were distributed as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

The following table provides the balance of discontinued hedge accounting amount, in the six-month period ended June 30, 2019 (US$11.210), which is recorded in Braskem Idesa’s shareholders’ equity under item “Other comprehensive income (expenses)” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the six-month period ended June 30, 2019:

The changes in foreign exchange variation and Income Tax and Social Contribution under item “Other comprehensive income (expenses)” are as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

18.4         Credit quality of financial assets

(a)             Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On June 30, 2019 and December 31, 2018, the Company’s trade accounts receivable has the following credit ratings:

(i)                Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

This calculation considers the amount of trade receivables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents and financial investments, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

(i)        Investments approved by the Management of the Company, as permitted by the financial policy.

18.5         Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)             Selection of risks

On June 30, 2019, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Brazilian real/Euro exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate;

•      TJLP interest rate;

•      IPCA interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from June 30, 2019, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$81,630 for put and call options (Note 18.2.1(a.i)), US$10,730 for the swap of Libor related to Braskem Idesa’s project, US$246,212 for Dollar Swap (Note 18.2.1(a.ii)) and US$41,120 for NCE Swap.

(c)             Selection of scenarios

(c.1)     Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of June 30, 2019. According to the Market Readout, during 2019, the U.S. dollar will remain at around R$3.80, while the Selic rate will be reduced to 5.50% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP rate considers a 1% reduction from the current level of 5.95%.

Since the Market Readout survey does not publish estimates for the LIBOR rate, the Company opted to use the average projection of the U.S. Federal Reserve for the federal funds rate published in June 2019 plus the historical difference between such rate and LIBOR. For the adverse scenarios, increases of 25% and 50% in relation to current market levels were applied.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(c.2)     Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

Instrument / Sensitivity	Probable	Possible adverse (25%)	Extreme adverse (50%)
			Gain (losses)
Brazilian real/U.S. dollar exchange rate			
Bonds	182,246	(5,422,367)	(10,844,734)
Braskem Idesa borrowings	84,063	(2,501,137)	(5,002,274)
Export prepayments	7,783	(231,572)	(463,145)
Investments	5,696	(169,474)	(338,948)
SACE	9,061	(269,596)	(539,191)
Dollar put option	12,112	(487,154)	(1,623,958)
Dollar swap	(21,739)	(326,435)	(621,223)
Swap NCE	3,473	(103,326)	(206,679)
Financial investments abroad	26,281	(781,928)	(1,563,857)
Libor floating interest rate			
Export prepayments	(4,291)	(21,454)	(42,907)
Swaps	11,727	57,925	114,113
Braskem Idesa borrowings	(71,905)	(359,526)	(719,053)
CDI interest rate			
Export credit notes	44,558	(36,831)	(73,888)
Debentures	18,724	(11,141)	(23,292)
Financial investments in local currency	(58,756)	95,529	191,121
IPCA interest rate			
Debentures	17,132	(24,275)	(49,825)
TLP interest rate			
FINAME	(7)	(8)	(16)
Selic interest rate			
Leniency agreement	24,439	(40,266)	(81,217)

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

19              Taxes payable

The information related to taxes payable was presented in the Company’s 2018 annual financial statements, in Note 20.

20              Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2018 annual financial statements, in Note 21.

(a)             Reconciliation of the effects of income tax and social contribution on profit or loss

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Breakdown of deferred income tax and social contribution

(b.i)     Deferred taxes per nature

(b.ii)    Offset for the purpose of presentation in the balance sheet (consolidated)

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(c)             Realization of deferred income tax and social contribution

In the period ended June 30, 2019, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

21              Sundry provisions

The information on sundry provisions was presented in the 2018 annual financial statements of the Company, in Note 22.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

22              Contingencies

22.1         Claims with probable loss and contingent liabilities arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2018 annual financial statements, in Note 23.1.

22.2         Claims with possible losses

The description of the main claims with possible losses are presented in the financial statements for fiscal year 2018, in Note 23.2.

(a)         Tax

Income Tax (IR) and Social Contribution (CSL) – Unlimited offsetting

In December 2009, December 2013 and March 2017, the Company received a tax deficiency notice claiming that the methodology used to offset tax losses and tax loss carryforwards with Income Tax and Social Contribution tax credits failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base in the mergers carried out, respectively, in November 2007, September 2008 and August 2013.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

In April 2019, one of the proceedings was ruled valid in a final and unappealable decision issued by CARF, which reduced this contingency by R$407 million.

On June 30, 2019, the updated amount of the remaining deficiency notices amounted to R$341 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded in 2020, while the only lawsuit should be concluded in 2027.

There are no deposits or any other type of guarantee for these proceedings, since they are still being discussed at the administrative level and the only one being litigated in court has had its payment suspended by a preliminary injunction.

(b)         Civil

Public-Interest Civil Action - Alagoas

The public-interest civil action was filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office seeking the freezing of Braskem's assets to ensure the payment of any environmental and collective damages the Company may be ordered to pay due to its past mining activities in the city of Maceió.

The plaintiffs requested a provisional remedy to freeze Braskem’s assets in the amount of R$6.7 billion. The court’s preliminary decision ordered the freezing of R$100 million in Braskem’s bank accounts, which already has been carried out.

After both parties filed Interlocutory Appeals, the Alagoas State Court of Appeals granted only the appeal filed by the State Prosecution Office, ordering the suspension of the distribution of dividends to shareholders, under penalty of freezing R$2.7 billion. The decision was revised by a Suspension of Injunction and Order, through a decision of the presiding judge of the Superior Court of Justice (STJ), which authorized the decision involving the distribution of dividends upon presentation of a performance bond in an equivalent amount.

The Alagoas State Prosecution Office and the Alagoas State Public Defender’s Office amended the action to change the boundaries of the claim, which involved excluding the alleged environmental damages and reducing the request for immediate freeze of assets to R$3.7 billion, which would correspond to the sum of the pecuniary damages caused to the residents of the districts affected by the geological event. Immediately thereafter, the presiding judge of the Alagoas State Court of Appeals issued a decision ordering the freezing of R$3.7 billion, which has been carried out.

Braskem has been collaborating with the authorities to identify the environmental causes of damage of the geological events, with support from independent experts, and remains committed to implementing solutions. The Company will analyze the report's findings and the appropriate measures on this issue.

Given its commitment to the safety of people, Braskem reaffirms that it will continue to implement emergency actions in the region and will assess, together with competent authorities, the implementation of additional measures.

For further details see subsequent events in Note 31 (a) and (b).

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

22.3         Leniency Agreement

Global Settlement with authorities

In the context of the allegations of improper payments in connection with Operation Car Wash in Brazil, the Company has engaged experts in internal investigations to conduct an independent investigation into such allegations (“Investigation”) and report their findings. The Company has cooperated and continues to cooperate with authorities in various jurisdictions, including the U.S. Department of Justice (DoJ), the U.S. Securities and Exchange Commission (SEC), the Federal Prosecution Office of Brazil (MPF) and the Office of the Attorney General in Switzerland (OAG).

In December 2016, the Company entered into a Leniency Agreement with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion at the time), which was officially ratified as follows:

1.      In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not depend on authorization to produce its effects, and, on December 21, 2016, OAG concluded its investigations and issued an order to close the case based on the Company’s collaboration.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$2.0 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017;

5.      R$267,985 to the MPF, corresponding to the first of the six annual installments due by to 2023, paid on January 30, 2018;

6.      CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, corresponding to the first of four annual installments due by 2021, paid on June 28, 2018; and

7.      R$278,034 to the MPF, related to the second of six annual installments due by 2023, paid on January 30, 2019; and

8.      CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments due by 2021, paid on June 27, 2019.

The MPF agreed to allocate most of the amounts received under the MPF Agreement to reparation of the victims of the wrongdoings, including other authorities and government agencies, and to coordinate with these third parties with which Braskem can begin negotiations related to the facts described in the Global Settlement, with the goal of avoiding duplicate payment of reparations.

In this respect, as per the notice to the market dated July 10, 2018 and the material fact notice dated May 27, 2019, the Company engaged in a cooperation and negotiation process with the Ministry of Transparency, the Office of the Federal Controller General (“CGU”) and the Office of the General Counsel for the Federal Government (“AGU”), which culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement”).

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement. The outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025. The CGU/AGU Agreement jointly with the Global Settlement are referred to as the “Agreements.”

The amount of the outstanding installments, after the CGU/AGU Agreement, is approximately R$1.6 billion and will be paid as follows:

1.    CHF32,130 to the Swiss Office of the Attorney General, corresponding to two outstanding annual installments of CHF16.065 due on September 30 of each year as from 2020;

2.    Approximately R$1.1 billion arising from the MPF Agreement and the CGU/AGU Agreement, in four identical and successive annual installments adjusted for inflation by the variation in the SELIC inflation index due on January 30 of each year as from 2019. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

3.    R$409,876 arising from the CGU/AGU Agreement, adjusted by the SELIC interest rate, with the first installment of R$284,665 due on January 30, 2024 and the second installment of R$125,211 due on January 30, 2025.

The Agreements do not exempt Braskem from liability by third parties with legitimate interests that seek damages in connection with the facts covered by the Agreements, including other authorities seeking to apply new monetary sanctions or fines or to launch new investigations into the Company. Therefore, it is not possible to ensure that the aggregate amount agreed upon will be sufficient to ensure full reparation to all victims.

The Company will continue to cooperate with the authorities with which it signed the Agreements and to implement improvements to its compliance practices and its efforts to combat corruption. Braskem is still subject to external monitorship for a period of three years as from 2017, during which period the monitors will verify compliance with the Global Settlement, as well as the efficacy of the controls, policies and internal procedures of the Company in mitigating the risk of any violations of anticorruption law. The monitorship period could end earlier or be extended for another year, at the discretion of the authorities, depending on the progress made by Braskem in its compliance with the Global Settlement. The monitors could recommend changes to policies and procedures that the Company must adopt, unless they are excessively burdensome or ill-advised. In such cases, the Company may propose alternatives, which may or may not be accepted by the authorities. The operation under the scrutiny of the monitor could lead to the assumption of additional liabilities by the members of the Company’s management.

The costs that could be incurred from compliance with the obligations under the Agreements could materially and adversely impact the Company by requiring efforts by its Management and diverting its attention from its normal course of business.

Braskem currently is in compliance with all obligations under the Agreements.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

23              Financing from customers

In June 2019, the Company received the amount of R$499,999 from the assignment of an ethylene supply contract with a customer. The supply shall be performed from January to December 2020, and is considered “highly probable” given the continuous relationship with this customer in volumes exceeding the supply flow of the referred contract.

The assignment of the referred supply contract has no recourse nor co-obligation against the Company, which has no responsibility to repay to the assignee, a financial agent, the amount received by the assignment in case it fulfills its obligation to supply ethylene to the customer.

The amount received in this assignment includes adjustment to present value, in the amount of R$34,457, which will be amortized over the term of the operation, which matures in December 2020.

The Company is not responsible for customer solvency.

24              Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2018 annual financial statements, in Note 25.

(a)             Capital

At June 30, 2019, the subscribed and paid-in capital of the Company was R$8,043,222, represented by 797,218,554 shares without par value, distributed as follows:

(i)     American Depositary Receipts traded on the New York Stock Exchange (USA).

In this period, 8,159 treasury shares were delivered to members that left the Company as part of the Long-term incentive plan (“ILP Plan”) Program settlement.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Other comprehensive income

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**
Additional indexation										
Realization by depreciation or write-off assets	(20,240)							(20,240)		(20,240)
Income tax and social contribution	6,882							6,882		6,882
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(729)							(729)		(729)
Income tax and social contribution	248							248		248
Fair value adjustments										
Accounts receivable		28						28		28
Foreign sales hedge										
Exchange rate				434,052				434,052	67,913	501,965
Transfer to result				704,192				704,192	31,201	735,393
Income tax and social contribution				(375,109)				(375,109)	(29,734)	(404,843)
Fair value of Cash flow hedge										
Change in fair value					55,294			55,294	(21,802)	33,492
Transfer to result					27,362			27,362	8,072	35,434
Income tax and social contribution					(29,751)			(29,751)	4,119	(25,632)
Fair value of cash flow hedge from jointly-controlled (RPR)					(2,370)			(2,370)		(2,370)
Actuarial loss with post-employment benefits, net of taxes						(41)		(41)		(41)
ILP PLan fair value										
Change in fair value		7,514						7,514	84	7,598
Income tax and social contribution		(1,976)						(1,976)		(1,976)
Foreign currency translation adjustment							(190,549)	(190,549)	(9,201)	(199,750)
Effect of CPC 42/IAS 29 application - hyperinflation							(1,618)	(1,618)		(1,618)
On June 30, 2019	**137,375**	**11,523**	**(9,469)**	**(6,863,380)**	**(206,973)**	**(53,615)**	**1,974,708**	**(5,009,831)**	**(515,250)**	**(5,525,081)**

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at June 30, 2019
All amounts in thousands, unless otherwise stated                                                                                                                                                                                                                                                                                                                                               Continued

Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2017	**178,893**		**(9,404)**	**(6,358,242)**	**(145,267)**	**(52,005)**	**1,220,533**	**(5,165,492)**	**(477,975)**	**(5,643,467)**
Additional indexation										
Realization by depreciation or write-off assets	(20,240)							(20,240)		(20,240)
Income tax and social contribution	6,882							6,882		6,882
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(729)							(729)		(729)
Income tax and social contribution	248							248		248
Fair value adjustments										
Accounts receivable		(690)						(690)		(690)
Foreign sales hedge										
Exchange rate				(3,125,127)				(3,125,127)	(28,242)	(3,153,369)
Transfer to result				592,841				592,841	26,576	619,417
Income tax and social contribution				860,778				860,778	499	861,277
Fair value of Cash flow hedge										
Change in fair value					(256,581)			(256,581)	17,764	(238,817)
Transfer to result					3,432			3,432	3,479	6,911
Income tax and social contribution					88,620			88,620	(6,373)	82,247
Fair value of cash flow hedge from jointly-controlled (RPR)					2,547			2,547		2,547
Actuarial loss with post-employment benefits, net of taxes						111		111		111
Goodwill on the acquisition of a subsidiary under common control										
Foreign currency translation adjustment							962,989	962,989	(128,700)	834,289
On June 30, 2018	**165,054**	**(690)**	**(9,404)**	**(8,029,750)**	**(307,249)**	**(51,894)**	**2,183,522**	**(6,050,411)**	**(592,972)**	**(6,643,383)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

25              Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

Share weighting

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

26              Net revenues

27              Other income and other expenses

The contractual penalty from a supplier for failing to supply feedstock to the subsidiary Braskem Idesa is R$197,331 (R$97,816 in 2018).

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

28              Financial results

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

29              Expenses by nature and function

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

30              Segment information

The information by segment was presented in the 2018 annual financial statements, in Note 32.

Jun/2019
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Chemicals	14,026,325	(12,939,991)	1,086,334	(505,974)		(13,486)	566,874
Vinyls	1,369,237	(1,468,258)	(99,021)	(131,672)		(10,871)	(241,564)
Polyolefins	10,736,083	(9,382,053)	1,354,030	(698,600)		(35,903)	619,527
USA and Europe	5,102,109	(4,130,004)	972,105	(347,997)		(33,805)	590,303
Mexico	1,577,822	(1,327,166)	250,656	(159,542)		184,482	275,596
Total	**32,811,576**	**(29,247,472)**	**3,564,104**	**(1,843,785)**		**90,417**	**1,810,736**
Other segments	147,899	(91,126)	56,773	(21,016)		(814)	34,943
Corporate unit				(85,585)	(455)	1,390,033 (i)	1,303,993
Braskem consolidated before eliminations and reclassifications	**32,959,475**	**(29,338,598)**	**3,620,877**	**(1,950,386)**	**(455)**	**1,479,636**	**3,149,672**
Eliminations and reclassifications	(6,644,219)	6,447,273	(196,946)	101,861		(96,591)	(191,676)
Total	**26,315,256**	**(22,891,325)**	**3,423,931**	**(1,848,525)**	**(455)**	**1,383,045**	**2,957,996**

							Jun/2018
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Chemicals	13,929,240	(11,901,350)	2,027,890	(296,130)		(49,860)	1,681,900
Vinyls	1,397,270	(1,358,930)	38,340	(81,020)		(16,450)	(59,130)
Polyolefins	10,620,300	(8,903,020)	1,717,280	(622,300)		(34,170)	1,060,810
USA and Europe	5,604,490	(4,226,020)	1,378,470	(274,980)		(28,410)	1,075,080
Mexico	1,831,760	(1,027,020)	804,740	(133,480)		68,190	739,450
Total	**33,383,060**	**(27,416,340)**	**5,966,720**	**(1,407,910)**		**(60,700)**	**4,498,110**
Other segments	146,703	(82,214)	64,489	(13,018)		323	51,794
Corporate unit				(90,294)	(1,471)	(129,528)	(221,293)
Braskem consolidated before eliminations and reclassifications	**33,529,763**	**(27,498,554)**	**6,031,209**	**(1,511,222)**	**(1,471)**	**(189,905)**	**4,328,611**
Eliminations and reclassifications	(6,714,735)	6,667,885	(46,850)	68,825			21,975
Total	**26,815,028**	**(20,830,669)**	**5,984,359**	**(1,442,397)**	**(1,471)**	**(189,905)**	**4,350,586**

     (i)          Includes the amount of R$1,850,965 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 8(a)).

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at June 30, 2019

All amounts in thousands, unless otherwise stated

31              Subsequent events

(a)             As per the notice dated July 25, 2019, Braskem was informed of the Public-Interest Civil Action filed against it by the Labor Public Prosecutor of the State of Alagoas ("MPT-AL"), with an injunction to freeze the amount of R$2.5 billion to guarantee payment of any pecuniary damages to workers affected by the geological phenomenon observed in Maceió. In said action, MPT-AL further claims the compensation of workers for pain and suffering.

On October 10, 2019, the Judge of the 7th Labor Court of Maceió deny the preliminary injunctions filed by the MPT-AL.

The Company informs that will keep the market informed of any material developments in the matter.

(b)             As per the notice dated August 19, 2019, Braskem was informed that, in connection with the geological events in the State of Alagoas, the Company is aware of the filing of a Public-Interest Civil Action by the Federal Prosecution Office ("MPF") against the Company and other plaintiffs, with the following main claims for interlocutory relief: (i) the accrual of an own private fund in the initial amount of R$3.075 million for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of R$20.5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company's fixed assets and on the distribution of profits, whether in dividends, interest on equity or any other form; (iv) a court-ordered freeze of any profits not distributed; and (v) a suspension on financing from BNDES (state-owned bank) and government incentives, as well as acceleration of existing debts with BNDES.

So far, there is no decision about the injunction requested.

The Company informs that it has taken all applicable measures within the legal periods and will keep the market informed of any relevant developments in this matter.

(c)             On October 3, 2019, the Extraordinary General Meeting approved (i) the payment of mandatory dividend in the amount of R$667 million, to be paid until December 31, 2019; (ii) the capital budget for the fiscal year of 2019; and (iii) withheld by the Company, the remaining amount of the net profit of 2018, of R$2,002 million, pursuant to article 196 of the Brazilian Corporation Law.

(d)             As of October 9, 2019, a Waivers & Consent package was approved by the Intercreditor Agent on behalf of the Lenders, thus extending the dates for achieving the Guaranteed Physical Completion Date from November 30, 2016 to December 31, 2020 and the Guaranteed Financial Completion Date from December 31, 2016 to December 31, 2020.

The approval of the Waivers & Consent package allows Braskem Idesa to reclassify the Senior Debt from current to non-current liabilities.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.